Exhibit 99.1

STAFF ANNOUNCEMENT

August 30, 2018

Dear Reis Team,

In March I informed you of our decision to explore strategic alternatives. After a comprehensive review and consideration of these alternatives, I am pleased to pass along that earlier today the Board of Directors, along with the support of our management team, announced we have entered into a definitive agreement to combine with Moody’s Corporation, as part of Moody’s Analytics.

Moody’s Analytics provides a wide range of information solutions to customers worldwide, generating revenues of nearly $1.5 billion last year. The company has been actively expanding its commitment to the CRE market, and combining with Reis reflects an important and logical extension of Moody’s Analytics’ capabilities. Please see the attached Press Release for more information.

While we have entered into a definitive agreement with Moody’s and the transaction has been publicly announced, there remains a process to complete the transaction. The transaction is expected to close in the fourth quarter of 2018. If you have any questions about the closing process, please feel free to direct them to your manager or Human Resources. If prospects, clients, press or investors reach out to you for information on how the process is proceeding, please immediately direct them to Mark Cantaluppi. As a public company, we must continue to be very careful not to divulge confidential information at any time.

When we started this process, I asked each of you to continue to perform to the high standards which you have long maintained. I want to thank you all for having done so; we would not have gotten to this point without so many outstanding contributions from individuals within Reis. Our success has and will continue to be the direct result of your efforts. We do not want the remainder of the process to be a distraction so please continue collecting data, developing the next set of Reis SE features, selling and renewing clients, and supporting our existing users in the manner that they’ve become accustomed. As we work through the closing process we will continue with our strategy to deliver market leading tools and services and to provide our employees with a supportive work environment.

Jon and I founded this Company nearly 40 years ago and the legacy of Reis is important to us as are all of you. We strongly believe we have found a great partner in Moody’s to take Reis to the next level of growth and prosperity. We hope you are as excited as we are with this positive transformation for Reis.

Sincerely,

/s/ Lloyd Lynford

CEO

Reis, Inc.

1185 Avenue of the Americas

New York, NY 10036

212-921-1122

Important Information

The offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Reis, Inc. or any other securities. On the commencement date of the offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Moody’s Corporation and one of its subsidiaries and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Reis. The offer to purchase shares of Reis’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Moody’s Corporation and one of its subsidiaries, and the solicitation/recommendation statement will be filed with the SEC by Reis. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement.